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Exhibit (a)(11)

[TEXT OF EMAIL SENT BY CHIEF FINANCIAL OFFICER, ON OCTOBER 29, 2001, TO CERTAIN SENIOR FINANCE EXECUTIVES]

As you know by now, we announced a stock option exchange offer earlier today. By way of very brief summary, the program allows employees to cancel existing stock option grants that are priced at or above $70.00 per share in exchange for a new grant to be issued on or after May 30, 2002. The bulk of the grants eligible for this exchange offer are the May 3, 2000 grants issued at $78.9375.

Details of the program are explained in the "Offer to Exchange" document that is part of the mailing sent to the home of each employee with eligible grants. For your early preview, I have attached a copy of the "Offer to Exchange" with a Correction Sheet, as well as Van's cover memo, the Election Form and a Change in Election Form below.

The materials are comprehensive and detailed. However, there will likely be questions. Van's cover memo and all of the materials in the mailing ask that questions be sent by email to options@csc.com or directed to 310.414.4600, which will be staffed by a team at the Corporate Office.

In case employees with questions about the offer turn to you or anyone in your organization for answers or advice, please redirect them to the email address or telephone number indicated above. Please do not try to interpret the materials in the packet or in any way advise or suggest whether an employee should or should not participate in the exchange offer.

[Cover memo from Van Honeycutt—already filed with Sch. TO]
[Offer to Exchange—already filed with Sch. TO]
[CORRECTION—already filed with Sch. TO]
[Election Form—already filed with Sch. TO]
[Change in Election Form—already filed with Sch. TO]

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  Exhibit (a)(11)